UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)
☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Mona Lisa Song, LLC

Legal status of Issuer:

     Form:

     Limited Liability Company

     Jurisdiction of Incorporation/Organization:

     Delaware

     Date of Organization:

     August 27, 2021

Physical Address of Issuer:

3415 South Sepulveda Boulevard, Suite 1000, Los Angeles, California 90034

Website of Issuer:

https://opulous.org

Current Number of Employees:

0

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$673,800	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$54,005	$0.00

April 30, 2022

FORM C-AR

MONA LISA SONG, LLC

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Mona Lisa Song, LLC (the "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.opulous.org no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2022

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these

assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-AR, or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

Table of Contents

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Mona Lisa Song, LLC (the "**Company**') is a limited liability entity formed in the state of Delaware on August 27, 2021, and at the time of the offering, the Company was managed by Ditto Music Pte. Ltd ("**Ditto Music**")., a Singapore limited liability company.

On February 22, 2022, Ditto Music determined that it was necessary, appropriate, desirable, and in the Company's best interest to resign as Manager of the Company and to appoint Opulous USA LLC, a Delaware limited liability company (the "**Manager**"), to serve as the Manager of the Company. The Manager accepted the appointment to serve as the Manager of the Company. On this same date, Ditto Music assigned and transferred all of its 1,000 Class B Units, which entails voting rights, to the Manager, and the Manager approved and accepted the assignment and transfer of all of Ditto Music's Class B Units.

The Company's purpose is to own certain intellectual property rights (the "**Rights**") pertaining to a master recording embodying a musical composition titled "Mona Lisa" (the "**Work**") as performed and produced by GG Global Music, Inc. f/s/o Gazzy Garcia p/k/a as Lil Pump (referred to as the "**Artist**") and Stache Records LLC d/b/a Music Narcos (referred to as the "**Producer**"), respectively. In connection with the Rights (as defined herein), and pursuant to that certain Novation and Assignment (as defined herein), the Company will be entitled to those certain royalties attributable to the Work, which will, in part, be distributed to the holders of the Securities.

FOR THE AVOIDANCE OF DOUBT, NO ASSETS (REAL OR PERSONAL, TANGIBLE OR INTANGIBLE, INCLUDING CASH OR THE RIGHTS) OF THE COMPANY, OWNED OR HELD BY THE

COMPANY, WHETHER OWNED OR HELD BY THE COMPANY AT THE DATE OF ITS FORMATION OR THEREAFTER ACQUIRED SHALL BE DEEMED TO BE OWNED BY ANY INVESTOR INDIVIDUALLY, BUT SHALL BE OWNED BY, AND TITLE SHALL BE VESTED SOLELY IN, THE COMPANY.

The Company is located at 3415 South Sepulveda Boulevard, Suite 1000, Los Angeles, California 90034.

The Company operates through its Manager and its affiliates' website: https://opulous.org.

The Company conducts business through the internet throughout the United States and internationally.

The Company conducts its business as, and currently is, a wholly owned subsidiary of Opulous USA, LLC, a limited liability entity formed in the state of Delaware on December 15, 2021

A description of our business plan can be found in the section of this Form C-AR titled '*BUSINESS*'.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase, and we are just beginning to implement our business plan. There can be no assurance that we will ever generate sufficient revenues to make distributions to our Investors. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

There is no assurance that the Company will be able to continue as a going concern.
As of the time of this Form C-AR filing, the Company has generated no revenue and has accumulated losses since inception.

We rely on various intellectual property rights associated with the Work in order to operate our business.
The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations.

Our royalty payment scheme is complex, and it is difficult to estimate the amount payable under our license agreements.
The Company is a party to a certain Novation under which it is entitled to certain economic consideration but also required to make substantial distributions or direct its accounts receivable to its Manager, the Artist and the Producer. We believe that under these agreements, including, without limitation, distribution agreements, licensing agreements, etc., entered into by our Manager, the Artist, and the Producer, aside from the Novation, and relevant statutes, digital music streaming platforms, on-demand music platforms, and other media outlets are required to pay a royalty to record labels, music publishers, and other copyright owners, including the Company, in order to stream content. The determination of the amount and timing of such payments is complex and subject to a number of variables, including the revenue generated, the type of content streamed and the country in which it is streamed, the

service tier such content is streamed on, identification of the appropriate license holder, size of user base, other platform specific metrics, and any applicable advertising fees and discounts, among other variables. Additionally, there may be other certain arrangements whereby royalty costs are paid in advance or are subject to minimum guaranteed amounts. An accrual is estimated when actual royalty costs to be incurred during a contractual period are expected to fall short of the minimum guaranteed amount. The Company is not a party to any such agreements aside from the Novation and has no ability to review, enforce, or control the outcome of any disputes relating thereto. Failure on the part of others, including our Manager, to accurately collect on royalties may adversely affect our business, operating results, and financial condition.

The Company's sole source of revenue will be derived from the Work.
The Company will rely on the Artist's current fan base and the Work's ability to attract new listeners to play and share the new music to increase total plays, which equates to greater royalties for Investors. Since audience appeal depends on critical reviews and changing public taste, predicting size, engagement, and loyalty of the Artist's listener base can be unpredictable. The success of the Company is directly correlated with the success and adoption of the Work among digital streaming platforms, on-demand music and other media outlets, and their end users.

We have no historical performance data about the royalty payments derived from the Work
The Company and Ditto Music entered into the Novation and Assignment on October 20, 2021. We have no historical performance data regarding the likelihood of long-term performance of the Work and the royalty payments derived therefrom. As a result, the royalty payments derived from the Work may generate lower royalty revenue that we anticipate.

Cash received from the royalty payments derived from the Work will depend upon the continued popularity of the Artist, and we do not have any rights to require the Artist to take any actions to attract or maintain or otherwise generate royalty payments.
All of the royalty payments that the Work will generate is contingent on continued popularity of the Artist and is not guaranteed. The Artist has a limited obligation to take any actions to promote the Work. There is no guarantee that the Artist will promote the song or otherwise attempt to popularize it beyond its initial contractual obligation. In addition, even if the Artist continues to promote the Work, there is no guarantee that such activities will increase the value of the Work and the royalty payments accordingly. As a result, we cannot ensure that the Work will be popular and, if popular, continue to be popular and generate royalty payments.

The valuation of the expected royalty payments requires us to make material assumptions that may ultimately prove to be incorrect. In such an event, we could suffer significant losses that could materially and adversely affect our results of operations.
Our only asset is the Work. This asset's fair market value has been assessed arbitrarily by our Manager as there is currently no active market where we are able to observe quoted prices for identical assets. As a result, our valuation of our asset incorporates significant inputs that are not observable. Fair value of future expected royalty payments is determined by measuring expected returns and anticipated length of the popularity of the Artist and the Work. However, the valuation of the expected royalty payments is highly speculative due to the heavily subjective nature of identifying comparable recording artists and is inherently difficult due to the uniqueness of the Work and limited number of available comparable artists.

The Company's success depends on the experience and skill of the board of directors, officers, and key employees of its Manager.
We are dependent on our Manager and its board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our Manager or its board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation and that of our Manager, the Artist, or the Producer, could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes investor loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We expect that we may, in the future, face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations and our Investors. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business. Additionally, a significant theft, loss or misappropriation of, or access to, Investors' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties are regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees,

business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Risks Related to Blockchain Technologies, Digital Assets, and Trading on an ATS

The Company is offered its Class A Units as its Securities. The Class A Units will solely exist as book-entry shares within the records of the Company and will not have traditional share certificates. The Company intends that each Class A Unit will be represented by a digital token (each an "S-NFT"). The S-NFTs will not be Class A Units; rather, they are a digital representation of the number of Class A Units purchased and held by a given stockholder.

The S-NFTs is currently intended to be developed on the ASA standard (Algorand Standard Asset), and each is intended to be issued on the Algorand blockchain protocol. The S-NFTs will be created, held, distributed, maintained, and destroyed by the Company. The Company intends to program any relevant compliance-related transfer restrictions that would traditionally been found on a paper stock certificate onto so-called "smart contracts" (computer programs written to the relevant blockchain), which allows the smart contract to impose and execute the relevant conditions on the transfer of the S-NFTs. S-NFTs cannot be created or destroyed by any entity other than the Company.

If the Company is not able to make the S-NFTs available to holders of its Class A Units, we may incur significant damage to our reputation, which could have a material adverse effect on our business, financial condition and results of operations.

The Company's intention with the securities is to have the Class A Units represented by the S-NFTs create efficiencies for holders of Class A Units pertaining to managing, storing and transferring their Class A Units. It is, however, possible that the Company may not be able to, in a timely manner, make the S-NFTs available to the holders of Class A Units due to several reasons, including, without limitation, underlying fees or other technological restrictions from the blockchain network that underlies the S-NFTs. If the Company is not able to make the S-NFTs available, or if the S-NFTs that the Company makes available are too complicated or expensive to use, the Company's reputation could be adversely affected. Any adverse effects to our reputation, in turn, could have material adverse effects on our business, financial condition and results of operations.

Potential Investors may not have the skills necessary to secure, trade, or collect distributions using the S-NFTs or to comply with the requirements of the Company.

Investors may require technical skills as we are disbursing S-NFTs representative of the Company's securities. Securing or trading the S-NFTs or collecting distributions relating to the securities requires working knowledge of blockchain technology, blockchain assets and their attendant systems and processes. Similar knowledge of blockchain asset exchanges and other industry participants may be required.

You must provide a valid network address and other information to participate in the distribution of the securities or forfeit your ability to receive the S-NFTs.

The S-NFTs will be delivered when and if a Token Generation Event occurs to a digital wallet address indicated by the Investor at the time of subscription. The address designated by the Investor is the only address that will be allowed to claim S-NFTs at the time of distribution. If the Investor loses access to the wallet address designated at the time of commitment, they may be unable to receive their S-NFTs. Investors will be required to claim S-NFTs in order to receive their distribution. The Company will provide instructions to the Investor about how to claim their S-NFTs prior to commencing distribution. If the Investor is unable to follow those instructions, they may be unable to claim their S-NFT distribution.

Digital wallets themselves are subject to significant technical risks.

The Company does not provide hosted blockchain-based digital token wallets. As a result, Investors will have to create and maintain their own digital wallets. Vulnerabilities or errors in the computer code operating digital wallets can, and have in the past, resulted in the permanent loss of any digital assets held in those wallets. Vulnerabilities and exploits may permit bad actors to irreversibly transfer assets out of the wallet. Similarly, code errors and poorly constructed smart contracts underlying the operation of digital wallets have in the past resulted in the 'locking' of wallets, freezing assets in place permanently. This may effectively destroy the value of the S-NFTs held in the wallet, and such errors may never be reversible, or the assets rendered irretrievable.

Risks Related to Storing Private Keys.

Physical or digital records of the private keys corresponding to digital wallets that store your S-NFTs should be safeguarded by using physical secured storage or encrypted digital storage methods. Any loss or theft of such records and/or backup records would adversely affect an investment in the S-NFTs.

The S-NFTs may be subject to malfunction or may function in an unexpected or unintended manner.

The S-NFTs, and any network with which the S-NFTs are interacting, may malfunction or may function in an unexpected or unintended manner. This may be caused by the S-NFTs, other networks, or a number of other causes, some of which are unforeseeable. Any malfunction or unintended function could result in the complete loss of the S-NFTs.

The Company and the S-NFTs may be subject to security weaknesses, hackers and theft.

Hackers or other groups or organizations may attempt to interfere with the Company and the S-NFTs, your digital wallet in any number of ways, including denial of service attacks, Sybil attacks, spoofing, smurfing, malware attacks, or consensus-based attacks. There is a risk that the S-NFTs and the technology infrastructure may include security weaknesses or bugs, which may interfere with the use, or cause the complete loss, of the S-NFTs. Advances in cryptography may present risks to cryptocurrencies, digital tokens, Algorand, the S-NFTs, and the Company's technology infrastructure, which may result in the theft or complete loss of the S-NFTs.

The gas fees and related risks to use of the Algorand blockchain.

Transactions on the Algorand network are subject to the terms and conditions of Algorand. An investor who initiates a transaction on the Algorand network must pay fees in the form of "ALGO," the fundamental token for the operation of Algorand. These transaction fees (sometimes called "gas") are paid to validate a transaction. Gas measures the amount of computational effort that it will take to validate a given transaction. If an Investor does not maintain adequate ALGO in their wallet, the Investor may not be eligible to receive the S-NFT(s) upon a Token Generation

Event. The amount of gas required to execute a transaction will vary from transaction to transaction depending on fluctuations in the market price of ALGO. The Company does not establish the amount of gas required to complete a transaction and there is no limit on the gas price a transaction may need to complete in a timely manner. Additionally, an error in the smart contract creating the S-NFTs could result in unintended or uncontrolled gas usage which, if not limited by an Investor through its wallet interface, may deplete the amount of ALGO held by the Investor. When the Company makes a distribution to an S-NFT holder, the gas will be the responsibility of the Company. The Company does not control Algorand, and there is no guarantee that the Algorand network will continue to operate under its current terms in the future. If Algorand moves to a different mechanism for validating transactions in the future, it could negatively impact the amount or character of the fees due on transactions in the S-NFTs. Moreover, the Company, in the Manager's sole discretion may choose to issue or reissue the S-NFTs on an alternative blockchain and/or using an alternative protocol, in its sole discretion, which could similarly negatively impact the amount or character of the fees due on transactions in the S-NFTs.

The prices of digital assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect the Company's business, and the S-NFTs may also be subject to significant price volatility.

The prices of cryptocurrencies, such as Bitcoin and Ether, and other digital assets have historically been subject to dramatic fluctuations and are highly volatile, and the market price of the S-NFTs may also be highly volatile. Several factors may influence the market price, if any, of the S-NFTs, including, but not limited to:

- the ability of the S-NFTs to trade on a secondary market, if at all;
- the availability of any Designated ATS or other compliant trading platform for digital assets;
- global digital asset and security token supply;
- global digital asset and security token demand, which can be influenced by the growth of retail merchants' and commercial businesses' acceptance of digital assets like cryptocurrencies as payment for goods and services, the security of online digital asset exchanges and digital wallets that hold digital assets, the perception that the use and holding of digital assets is secure, and the regulatory restrictions on their use;
- purchasers' expectations with respect to the rate of inflation;
- changes in the software, software requirements or hardware requirements underlying the S-NFTs;
- changes in the rights, obligations, incentives, or rewards for the various holders of the S-NFTs;
- interest rates;
- currency exchange rates, including the rates at which digital assets may be exchanged for fiat currencies;
- government-backed currency withdrawal and deposit policies of digital asset exchanges;
- interruptions in service from or failures of major digital asset and digital asset securities alternative trading system on which digital assets and digital asset securities are traded;
- investment and trading activities of large purchasers, including private and registered funds, that may directly or indirectly invest in digital asset securities or other digital assets;
- monetary policies of governments, trade restrictions, currency devaluations and revaluations;
- regulatory measures, if any, that affect the use of digital assets and digital asset securities such as ours;
- global or regional political, economic or financial events and situations; and
- expectations among digital assets participants that the value of security tokens or other digital assets will soon change.

A decrease in the price of a single digital asset may cause volatility in the entire digital asset and digital asset securities industry and may affect other digital assets including the S-NFTs. For example, a security breach that affects purchaser or user confidence in Bitcoin or Ether may affect the industry as a whole and may also cause the price of the S-NFTs and other digital assets to fluctuate. Such volatility in the price of the S-NFTs may result in significant loss over a short period of time.

The regulatory regime governing the blockchain technologies, cryptocurrencies, tokens and token offerings such ours is uncertain, and new regulations or policies may materially adversely affect the development and adoption of digital asset securities.

Regulation of digital asset securities such as this, cryptocurrencies, blockchain technologies, and cryptocurrency exchanges currently is undeveloped and likely to rapidly evolve, varies significantly among international, federal, state and local jurisdictions and is subject to significant uncertainty. Various legislative and executive bodies in the United States and in other countries may in the future, adopt laws, regulations, guidance, or other actions, which may severely impact the development and growth of the Company and the adoption of our S-NFTs. Failure by the Company, with any laws, rules and regulations, some of which may not exist yet or are subject to interpretation and may be subject to change, could result in a variety of adverse consequences, including civil penalties and fines.

As blockchain networks and blockchain assets have grown in popularity and in market size, federal and state agencies have begun to take interest in, and in some cases, regulate, their use and operation. In the case of virtual currencies, state regulators like the New York Department of Financial Services have created new regulatory frameworks. Others, as in Texas, have published guidance on how their existing regulatory regimes apply to virtual currencies. Some states, like New Hampshire, North Carolina, and Washington, have amended their state's statutes to include virtual currencies into existing licensing regimes. Treatment of virtual currencies continues to evolve under federal law as well. The Department of the Treasury, the Securities Exchange Commission, and the Commodity Futures Trading Commission (the "**CFTC**"), for example, have published guidance on the treatment of virtual currencies. The IRS released guidance treating virtual currency as property that is not currency for US federal income tax purposes, although there is no indication yet whether other courts or federal or state regulators will follow this classification. Both federal and state agencies have instituted enforcement actions against those violating their interpretation of existing laws.

The regulation of non-currency use of blockchain assets is also uncertain. The CFTC has publicly taken the position that certain blockchain assets are commodities, and the SEC has issued a public report stating federal securities laws require treating some blockchain assets as securities. To the extent that a domestic government or quasi-governmental agency exerts regulatory authority over a blockchain network, exchange, or asset, and the Tokens may be materially and adversely affected.

Blockchain networks also face an uncertain regulatory landscape in many foreign jurisdictions such as the European Union, China and Russia. Various foreign jurisdictions may, in the near future, adopt laws, regulations or directives that affect the Company. Such laws, regulations or directives may conflict with those of the United States or may directly and negatively impact our business. The effect of any future regulatory change is impossible to predict, but such change could be substantial and materially adverse to the development and growth of the Company and the adoption the S-NFTs.

New or changing laws and regulations or interpretations of existing laws and regulations, in the United States and other jurisdictions, may materially and adversely impact the value of the currency in which the S-NFTs may be exchanged, the liquidity of the S-NFTs, the ability to access marketplaces or exchanges on which to trade the S-NFTs, and the structure, rights and transferability of S-NFTs.

A disruption of the Internet or the Algorand network, or any other network on which the S-NFTs are issued, could impair the value and the ability to transfer ALGO, the native currency of such alternative network, or the S-NFTs.

A significant disruption in Internet connectivity could disrupt the Algorand networks' operations until the disruption is resolved and could have an adverse effect on the value of the S-NFTs. In addition, cryptocurrency networks have been subjected to a number of denial-of-service attacks, which led to temporary delays in transactions. It is possible that such an attack could adversely affect the Company and the value of the S-NFTs.

The further development and acceptance of blockchain networks, which are part of a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate.

The growth of the blockchain industry in general, as well as the blockchain networks on which the Company will rely, is subject to a high degree of uncertainty. The factors affecting the further development of the cryptocurrency industry, as well as blockchain networks, include, without limitation:

- Worldwide growth in the adoption and use of Bitcoin, Ethereum, Algorand and other blockchain technologies;
- Government and quasi-government regulation of Bitcoin, Ethereum, Algorand and other blockchain assets and their use, or restrictions on or regulation of access to and operation of blockchain networks or similar systems;
- The maintenance and development of the open-source software protocol of the Bitcoin, Ethereum or Algorand networks;
- Changes in consumer demographics and public tastes and preferences;
- The availability and popularity of other forms or methods of buying and selling goods and services, or trading assets including new means of using fiat currencies or existing networks;
- General economic conditions and the regulatory environment relating to cryptocurrencies; or
- A decline in the popularity or acceptance of the Bitcoin, Ethereum or Algorand networks would adversely affect the Company's operating results.

The Class A Units initially will not be listed on any securities exchange or available to trade on any ATS, the Company does not intend to apply for the listing of the Class A Units on any securities exchange, and the Company cannot provide any assurance that we will be successful in making the Class A Units available to trade on an ATS.

The Class A Units will not be listed for trading on, and the Company has no intention to apply for listing on, any securities exchange or through any other NMS trading platform. Further, the Class A Units will not be available for trading on any specific trading system that is registered with the SEC as an ATS at the time of the final closing of this offering. In furtherance of the foregoing, the Class A Units will be "Restricted Securities" under Rule 144 of the Securities Act and subject to a 12-month lock-up period, during which time the Class A Units will not be transferable or re-sellable. Although the Company intends to make the Class A Units available for trading on an ATS eventually, there can be no assurance that the Class A Units will become available for trading on an ATS in the near term or at all. If the Class A Units are not made available for purchase on, or for trading through, an ATS, that would likely result in limited liquidity for the holders of Class A Units. Such limited liquidity may result in holders of Class A Units not being able to resell their Class A Units on a timely basis or at all.

In any event, absent any legal or contractual restrictions on transferability and resale of the Class A Units as discussed herein, holders of Class A Units will be able to transfer Class A Units through the book-entry transfer facilities of the Company even if there is no means by which to separately transfer the S-NFTs.

Even if we are successful in making the Class A Unit S-NFTs available to trade on an ATS, this ATS may experience limited volume and liquidity.

If the Class A Units are being made available for purchase on, and can be traded through an ATS, we expect that both the Company and any ATS we may use may have the capability to support trades in the Class A Units and transfers of the S-NFTs. To trade the Class A Units on an ATS, holders of the Class A Units will have to satisfy the Company's and ATS's requirements to create an account with both. An ATS on which the Class A Units are being made available to trade may only provide limited liquidity for purchasers and sellers. Additionally, an ATS on which the Class A Units may trade, may experience limited trading volume due to a relatively small number of shares trading on such ATS. Further, it is possible that the ATS on which the Class A Units are made available to trade will not have market makers, or other institutions that stand ready to buy and sell the Class A Units. As a result, this novel trading system may have limited liquidity, resulting in a lower or higher price or greater volatility than would be the case with greater liquidity, and consequently the Class A Unit S-NFTs may be less liquid than traditional common stock traded on securities exchanges or national market systems ("**NMSs**").

The number of securities traded on an ATS that supports the listing of the S-NFTs may be very small, making the market price more easily manipulated.

While the risk of market manipulation exists in connection with the trading of any securities, the risk may be greater on an ATS as the latter is a closed system that does not have the same breadth of market size and liquidity compared to a securities exchange or NMS. There can be no assurance that the efforts of an ATS or any broker-dealers will be sufficient to prevent such market manipulation.

The payment mechanics for securities represented digitally utilizing blockchain technology are novel and untested.

The Company may allow the Class A Units to trade on an ATS that supports the use of the S-NFTs. While such ATS may have adopted payment mechanics that match the speed and irrevocability associated with immediate or nearly immediate transfers of digital assets on a blockchain, such payment mechanics are novel and relatively untested. To the extent any ATS and applicable broker-dealer net capital regulations would permit broker-dealers to issue cash balances on the distributed ledger in amounts that exceed actual cash held by such broker-dealer in its customer accounts, there could be systemic risk to the system associated with payment defaults.

An ATS is not a stock exchange and has arbitrary listing requirements for Companies or for the securities traded.

There are no minimum price or other comparable listing requirements for trading securities on an ATS as there are for trading securities on the Nasdaq Global Market or other NMS trading platforms. As a result, trades of the Class A Units on an ATS may not be at prices that represent the national best bid or offer prices of securities that could be considered similar securities or that otherwise correspond to the prices of such securities on a national securities exchange.

Transactions involving the Class A Units may not be properly reflected on the blockchain.

While the Company's books and records govern record ownership of the Class A Units, for all record holders of the Class A Units, there will be "courtesy copy" of certain ownership records on the blockchain used by the S-NFTs. Following the Company's approval of any change in record ownership, the security position information relevant to a record holder's digital account address on the blockchain is updated consistent with changes to the Company's books and records. To the extent that the Company's records and the "courtesy copy" get out of sync, there could be a delay while the Company corrects any such inconsistencies, and such inconsistencies may cause investors confusion with respect to their record holdings of the Class A Unit, which could adversely affect the liquidity for, and market value of, the Class A Units.

The trading ledger showing trades in the S-NFTs will be publicly available, which may give rise to privacy concerns.

The distributed ledger that will be used to record transfers of the S-NFTs will be available to the public and will store the trading history starting from the time of issuance of the S-NFTs. The personal identity information necessary to associate a public key presenting a given block of S-NFTs with the owner of the Class A Units will be maintained by the Company in a proprietary ledger system that is not exposed to the public. Thus, trading data with respect to the Class A Units will be available but not the identity of the holder of Class A Units. Security breaches relating to the proprietary ledger system maintained by the Company could result in theft of the information necessary to link personal identities with public keys, the stolen information could be used to determine the affected stockholder's complete trading history in the Class A Units. Concerns over these issues may limit adoption of this novel trading system by a range of potential investors, reducing liquidity of the Class A Units.

If securities or industry analysts do not publish research or reports about the Class A Units or publish negative reports or recommendations about the Class A Units, this may adversely impact the price and liquidity of the Class A Units.

The trading market for the Class A Units may depend, to some extent, on the research and reports that securities or industry analysts publish about us, the business, the market or our competitors. We do not have any control over these analysts. If one or more of the analysts who may in the future cover us downgrade the Class A Units or change their opinion of the Class A Units, the price of the securities would likely decline. If one or more of these analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price and trading volume of the Class A Units to decline.

Holders of the Class A Units are responsible for ensuring that they comply with federal and state securities regulations in regard to making any secondary sales.

Holders of Class A Units are responsible for ensuring that any secondary sale of the Class A Units is performed in accordance with applicable federal and state securities regulations. The Class A Units may not be offered or sold in the U.S. absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state "blue sky laws" or other jurisdictions' securities laws. Purchasers of the Class A Units who attempt to sell or transfer the Class A Units on the secondary market may be deemed to be distributors or brokers under federal or state securities laws and should ensure compliance with such laws when engaging in secondary sales or transfers.

The further development and acceptance of blockchain networks, which are part of a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate.

The growth of the blockchain industry in general, as well as the blockchain networks on which the Company will rely, is subject to a high degree of uncertainty. The factors affecting the further development of the cryptocurrency industry, as well as blockchain networks, include, without limitation:

- Worldwide growth in the adoption and use of blockchain technologies;
- Government and quasi-government regulation of Bitcoin, Ether and other blockchain assets and their use, or restrictions on or regulation of access to and operation of blockchain networks or similar systems;
- Changes in consumer demographics and public tastes and preferences;
- The availability and popularity of other forms or methods of buying and selling goods and services, or trading assets including new means of using fiat currencies or existing networks;
- General economic conditions and the regulatory environment relating to cryptocurrencies; or
- A decline in the popularity or acceptance of blockchain technologies and virtual currencies.

In recent years, the rise of digital currencies prices and digital asset transaction volume has attracted the attention of tax authorities.

As the laws governing digital assets, including digital asset securities and digital currencies are still evolving, the tax treatment of digital assets in various jurisdictions is subject to change. As there is considerable uncertainty over the taxation of digital assets, we cannot guarantee that the digital asset securities and transactions denominated in digital currencies will not be subject to further taxation in the future, including but not limited to additional taxes and increased tax rate. These events could reduce the economic return and increase the holding costs of digital assets, which could materially and adversely affect the Company's results of operations and financial condition.

<u>Risks Related to Compliance and Regulation</u>

Absence of regulatory oversight.

The Company is not registered and does not expect to register as an investment company under the Investment Company Act of 1940, as amended (the "**Investment Company Act**"), and the Purchasers will not be afforded the protections of the Investment Company Act, such as oversight by a board of disinterested directors, affiliated transaction limitations, restrictions on borrowing and safeguards related to custody of the Company's assets.

The Manager is not registered as an investment advisor.

The Manager is not registered as an investment adviser und the Investment Advisers Act of 1940, as amended (the "**Advisers Act**"). However, to the extent that a Company asset is deemed to fall within the definition of a security under U.S. federal securities laws, our Manager may be subject to additional requirements under the Advisers Act. The Manager may be required to register as an investment adviser or may have to file annual reports an "exempt reporting adviser" under the Advisers Act. Registration as an investment adviser may result in extraordinary, recurring, and non-recurring expenses. So long as our Manager is not and will not be subject to any such investment adviser registration, investors will not have the benefit of investor protections and will not receive disclosure commensurate with that provided by registered entities.

We are not subject to regulatory oversight by any state or federal regulatory agency.

We are not subject to the periodic examinations to which, for example, consumer banks, commercial banks, and other financial institutions are. Consequently, our acquisition, financing and disposition decisions and our decisions regarding establishing the fair market value of our assets is not subject to periodic review by any governmental agency.

There may be additional risks of which we are not aware or that we cannot foresee.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Our Manager, Opulous USA, LLC, and its affiliated companies own and operate a music distribution platform that brings technological innovation into the music industry by introducing new revenue streams for artists. In connection with these securities, our Manager and its affiliates have formed our Company and assigned to us certain intellectual property rights in the Work— a musical composition titled "Mona Lisa," performed by Lil Pump. Lil Pump is arguably one of the most popular hip-hop artists of recent years who made a name for himself pushing the punk inspired SoundCloud rap scene from underground to mainstream. For more information, see "*BUSINESS— Intellectual Property*" below.

Investments in the music industry have traditionally been kept within close exclusive circles and insiders. Through the Company's efforts, investors will have the potential to earn royalty revenue alongside Lil Pump. Investors in the Company will be entitled to any applicable economic benefit of the monetization of the "Mona Lisa" song rights through their ownership of the Class A Units, which shall be represented through a digital asset called an "**S-NFT**." These groundbreaking S-NFTs may generate monthly royalty revenue and have the potential to increase in value as an artist's career progresses. The Company will mainly earn revenues through digital streaming and download mastering royalties that are then shared with the various stakeholders in the Work, including the Company.

Vision

The Company's long-term vision is to be a company that has the prospect of consistently earning revenue, by facilitating the distribution of royalty revenue to its Investors, whom are the S-NFT holders, in connection with the Work.

Business Plan

Mona Lisa Song, LLC will sell music S-NFTs representing, in part, the securities to a user base of music fans and blockchain enthusiasts. Through the support of our Manager, we will strive to distribute royalty revenue to our investors perpetually until such time as the Company is dissolved in accordance with the provisions of the Company's Amended and Restated Operating Agreement.

Royalty revenue is expected to be generated by the Company pursuant to the Novation (as defined below) and in connection with those certain distribution activities undertaken by our Manager under a certain Publishing Agreement (as defined below) and Publishing Agreement Assignment (as defined below). See "*TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST*" and "*BUSINESS – Intellectual Property*" for more information.

Customer Base

We serve the fans of Lil Pump, music investors and enthusiasts, and the blockchain community at large.

Company Revenue

The Company's revenue will be a percentage of the digital music revenues generated by the Work. Revenues will be created by the distribution of the Work on digital streaming platforms including but not limited to 7Digital, Akazoo, Amazon, AMI, Anghami Music, Apple, Audible Magic, Audiomack, AWA, Beatport, Beatsource, Bleep, Boomplay, Deezer, Dubset, Facebook, Google Play Music, iHeart Radio, iMusica, Juno, JOOX, KKBox,

LiveXLive, MediaNet (Audible Magic - Fulfillment360 in Labelcamp), Music Island, Napster, NetEase, Pandora (Rdio delivery feed in Labelcamp), PPCA, Pretzel, Qobuz, Qsic, Saavn, Shazam, Simfy Africa, Sound Exchange, Soundcloud, Spotify, Stellar Ent., Tencent, Tidal (Aspiro delivery feed in Labelcamp), TikTok, Touchtunes, Twitch Soundtrack, United Media Agency, Yandex, YouTube Content ID, YouTube Music, and Peloton. Digital music revenue also includes individual song sales of the Work on Apple iTunes and Amazon.

Intellectual Property

The Company's affilated company, Ditto Music entered into a transaction (the "**Assignment**") with GG Global Music, Inc. f/s/o Gazzy Garcia p/k/a as Lil Pump (referred to as the "**Artist**") and Stache Records LLC d/b/a Music Narcos (referred to as the "**Producer**"), pertaining to a musical composition titled "Mona Lisa" ("Work") and wherein the Affilate was assigned fifty percent (50%) of such Work's master rights, title, and interest, along with a security interest, in the royalties arising from all digital transmission attributable to the Work in perpetuity, and a non- exclusive, irrevocable, non-sublicensable and worldwide license to download, make digital copies of and utilize but not modify the Work and any digital artwork arising from the Work solely for the purpose of embedding or linking such copies to the S-NFTs (together, the "**Rights**"). Under the Assignment, Ditto Music was required to make an advance payment to the Artist and the Producer in an amount equal to four hundred thousand dollars ($400,000.00) as an advance payment for the Rights in the Work (the "**Advance Payment**"), certain feature fees to a to be determined featured artist in the amount of fifty thousand dollars ($50,000.00) (the "**Feature Fee**"), and eighty-seven and one half percent (87.50%) of the net proceeds received by the Company's offering of these securities to Investors ("**Proceeds Fee**"), subject to Ditto Music's recoupment of the Advance Payment and Feature Fee, among other miscellaneous fees.

Subsequently, Ditto Music assigned to the Company under that certain Novation and Assignment Agreement dated October 20, 2021 (the "**Novation**") all rights and obligations under the Assignment subject to the following conditions: The Company shall, without unreasonable delay, transfer, ensure and procure any relevant third party to transfer or directly pay, all payments received and/or receivable by the Company, as a result of the Assignment, to the Manager or to any other third party recipient or affiliates as directed by the Manager from time to time for the purposes of: (a) distributing the Proceeds Fee to the Artist and Producer; (b) distributing distributions to the Class A Members in connection with the royalties acquired under the Assignment and Novation agreements; (c) recouping the Advance Payment made by Ditto Music to the Artist and; and (d) defraying any relevant costs that have been otherwise agreed via the Assignment and/or the offering by the relevant parties including the Artist and Producer, the Investors and the Company. Additionally, Ditto Music agreed to pay the Company five hundred seventy-six thousand five hundred dollars and no cents ($576,500.00) in consideration for entering into the Novation, which shall be recoupable, in part, by Ditto Music pursuant to the terms of such agreement.

Ditto Music entered into a certain Music Publishing Copyright Buyout Agreement with Stache Records, LLC d/b/a Stache Publishing (the "**Writer**") on September 18, 2021 (the "**Publishing Agreement**"), which was subsequently assigned, in part, by Ditto Music to our Company on October 28, 2021 (the "**Publishing Agreement Assignment**"). Under the Publishing Agreement, Ditto Music was required to make an advance payment to the Writer in an amount equal to one hundred fifty thousand dollars ($150,000.00) as an advance payment for the Writer's rights in the Composition (i.e. 50% of the Composition rights) (the "Publishing Amount") covering the lifetime of the Composition (defined as the Mona Lisa, including without limitation, song ideas (music or lyrics) or beats created or composed and/or written by the Writer relating to such).

Pursuant to the Publishing Agreement, Ditto Music has agreed to provide best efforts to exploit the Composition, by: (i) making promotional only recordings of any or all of the Composition for the purpose of representing the Composition to record labels, producers and other music industry professionals with a view to exploiting the Composition commercially; (ii) procuring the publication of the Composition in printed form for sale

to the public; (iii) procuring the grant of a license for the synchronization of any or all of the Composition (in the Composition's entirety or an extract from it) with any film, advertisement, television production, or any other audio-visual production now known or which becomes known; (iv) procuring a public performance of any or all of the Composition including but not limited to a transmission on radio, television, internet or similar computer network; (v) obtaining covers of any or all of the Composition; (vi) protecting the copyright and all like rights in and to the Composition; and (vii) the granting of licenses to communicate any or all of the Composition and sound recordings of the Composition to the public by any and all means.

Under that certain Publishing Agreement Assignment, Ditto Music assigned to the Company all its rights and obligations under the Publishing Agreement, including the payment of the Publishing Amount in payment from Ditto Music to Mona Lisa Song. Moreover, Ditto Music assigned to the Company certain Writer's rights with respect to the Composition, including:

I.   Exclusive right to collect in the world all monies earned by the Composition during the life of copyright in the Composition;
II.   Exclusive right to administer all Composition on the terms set out in this Agreement for the life of copyright in the Composition throughout the world;
III. Exclusive right to arrange for the making of sound recording of the Compositions embodying the Composition for the purposes of allowing third parties the opportunity to preview and audition the Composition or part of it.
IV.   Right to broadcast the Composition by means of radio and/or television and by any other means whatsoever, including broadcasts transmitted from transmitters situated in the world wherever the same may be received, and to transmit the Composition to subscribers to a diffusion service by any means whatsoever, whether with or without visual images, and to exploit the same subject always to the terms of any blanket industry agreements from time to time in force in the world insofar as applicable;
V.   Grant of worldwide perpetual or limited licenses in respect of any audio-visual production originating in the world to third parties to reproduce and exploit the Composition by means of synchronization with any film, advertisement, television production, physical product or any other digital production now known or which becomes known after the date of this Agreement known subject always to the terms of any blanket industry agreements from time to time in force in the world.

Additionally, Ditto Music granted to the Company a non-exclusive, irrevocable, royalty-free, license for the sound recording of the Composition throughout the world. This license allows the Company to:

I.   Reproduce the sound recording of the Composition by means of mechanical and/or digital reproduction by way of record or other sound bearing contrivance and/or visual image producing contrivance including without limitation any format now known or subsequently invented or designed after the date of this Agreement; and/or
II.   Copy, edit, alter, fade, stretch, loop, add to or take from the sound recording of the Composition; and/or
III. Stream the sound recording of the Composition on websites.

Finally, Ditto Music agreed to pay the Company one hundred fifty thousand dollars and no cents ($150,000.00) in consideration for entering into the Publishing Agreement Assignment. Notwithstanding, the Company shall, without unreasonable delay, transfer, ensure and procure any relevant third party to transfer or directly pay, all payments received and/or receivable by the Company, as a result of the Publishing Agreement Assignment, to the Manager or to any other third party recipient as directed by the Manager from time to time for the purposes of: (a) distributing distributions of economic benefits to the Class A Members; (b) recouping the Publishing Amount made by Ditto Music to the Writer and; and (c) defraying any relevant costs that have been otherwise agreed via the Publishing Agreement and/or the offering.

Competition

The markets in which our services are sold are highly competitive. The Company faces competition from other companies and individuals with better funding or more experience in the music industry. These competitors include other music artists worldwide. Many of these artists may have access to other substantial financial, technical, and human resources, which could give them advantages in developing and marketing their music. These competitors can take away market share from the Artist, which in turn could significantly impact revenues for the Company.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. Changes in laws, regulations and related interpretations, including changes in accounting standards, taxation requirements, and increased enforcement actions and penalties may alter the environment in which we do business. Our ability to continue to meet these challenges could have an impact on our legal, reputational, and business risk.

Litigation

From time to time, the Company may be involved in legal proceedings. The results of such legal proceedings and claims cannot be predicted with certainty, and regardless of the outcome, legal proceedings could have an adverse impact on Company's business or the development of the platform because of defense and settlement costs, diversion of resources and other factors. The Company is currently not subject to litigation.


MANAGER, OFFICERS, AND KEY PERSONS


The Company is managed by its Manager, Opulous USA, LLC. The directors, officers, and managers of our Manager, who indirectly manage the Company, are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years. Additionally, the officers of the Company along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years is described below.

Directors

Name	Positions and Offices Held at the Manager	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Lee James Parsons	Manager of Manager	Manager of Opulous USA LLC since February 2022 CEO at Ditto Ltd. since January 2007 CEO at Ditto Music Pte. Ltd. since October 2020 Job Responsibilities for Ditto Ltd.: - Overseeing daily operations and strategic direction of the company - Forming and managing major partnerships	Secondary education

		Job Responsibilities for Ditto Music Pte. Ltd.: - Overseeing daily operations and strategic direction of the company - Forming and managing major partnerships	
Matthew Lee Parsons	Manager of Manager	Manager of Opulous USA LLC since February 2022 CEO at Ditto Ltd. since January 2007 CEO at Ditto Music Pte. Ltd. since October 2020 Job Responsibilities for Ditto Ltd.: - Overseeing daily operations and strategic direction of the company - Forming and managing major partnerships Job Responsibilities for Ditto Music Pte. Ltd.: - Overseeing daily operations and strategic direction of the company - Forming and managing major partnerships	Secondary education
Miles Brandon Carroll	Chief Executive Officer of Company's Manager's Manager (CarteBlock Pte. Ltd.) and Chief Operating Officer of Company's Manager	Manager and Chief Operating Officer of Opulous USA LLC since February 2022 Director at CarteBlock Pte. Ltd. since September 2018 Job Responsibilities for Opulous USA, LLC: - Managing the operational functions of the company such as the finances, investor relations and more; Job Responsibilities for CarteBlock Pte. Ltd.: - Overseeing daily operations and strategic direction of the company - Securing new clients and managing the client relationships; COO at Ditto Music Pte. Ltd. Principal since October 2020;	Bachelor of Science at the University of Texas at Austin
Jay Moore	Manager and Chief Executive Officer of Manager	CEO and Manager of Opulous USA LLC since February 2022	Bachelor of Science at University

| | | CEO and Senior Director, Director, and Manager of Investments at Kobalt Music from April 2017 through February 2021

Job Responsibilities at Opulous USA LLC:
- Overseeing daily operations and strategic direction of the company
- Forming and managing major partnerships

Job Responsibilities at Kobalt Music:
- Overseeing daily operations and strategic direction of the company
- Forming and managing major partnerships
- Overseeing investment activity and strategy | of Colorado Boulder |
| Jason Fraizer | Manager of Manager | Manager of Opulous USA LLC since February 2022

Medical Physicist at Provision Healthcare since September 2020

Job Responsibilities at Opulous USA, LLC:
- Overseeing daily operations and strategic direction of the company
- Forming and managing major Partnerships

Job Responsibilities at Provision Healthcare:
- Provide healthcare services | Bachelor of Science at Middle Tennessee State University; Master of Science at Vanderbilt University |

Officers

Name	Positions and Offices Held at the Company and Manager	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Jay Moore	Manager and Chief Executive Officer of Manager	CEO and Manager of Opulous USA LLC since February 2022 CEO and Senior Director, Director, and Manager of Investments at Kobalt Music from April 2017 through February 2021 Job Responsibilities at Opulous USA LLC:	Bachelor of Science at University of Colorado Boulder

		- Overseeing daily operations and strategic direction of the company - Forming and managing major partnerships Job Responsibilities at Kobalt Music: - Overseeing daily operations and strategic direction of the company - Forming and managing major partnerships - Overseeing investment activity and strategy	
Miles Carroll	Chief Executive Officer of Issuer's Manager's Manager (CarteBlock Pte. Ltd.) and Chief Operating Officer of Issuer's Manager	COO of Opulous USA LLC since February 2022 Director at CarteBlock Pte. Ltd. since September 2018 Job Responsibilities for Opulous USA LLC: - Managing the operational functions of the company such as the finances, investor relations and more; Job Responsibilities for CarteBlock Pte. Ltd.: - Overseeing daily operations and strategic direction of the company - Securing new clients and managing the client relationships; COO at Ditto Music Pte. Ltd. Principal since October 2020; Job Responsibilities for Ditto Music Pte. Ltd.: - Managing the operational functions of the company such as the finances, investor relations and more	Bachelor of Science at the University of Texas at Austin

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law and under the Company's First Amended & Restated Operating Agreement. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company is authorized to issue two classes of membership interests in the Company, comprised of 509,800 Class A Units, of which 501,700 Class A Units are outstanding, and 1,000 units of the Company's Class B Membership Interests (the "*Class B Units*," collectively with the Class A Units, the "*Units*"), of which 1,000 Class B Units are outstanding.

At the time of the offering, the authorized number of Class A Units was 5,000. However, on February 21 2022, the Manager determined that it was advisable and in the best interest of the Company and its Members to increase the number of authorized Class A Units from 5,000 to 50,000,000 by effectuating a 10,000-for-1 forward Unit split of the Class A Units, whereby each one (1) Class A Unit issued and outstanding immediately prior to the effectiveness of this written consent of the Manager of the Company, shall be reconstituted and reclassified as ten thousand (10,000) Class A Units (the "Unit Split").

Subsequently, on April 28, 2022, the Manager determined that it was advisable and in the best interest of the Company and its Members to decrease 50,000,000 of the Class A Units to 500,000 Class A Units by effectuating a 1-for-100 *reverse* Unit split of the Class A Units, whereby each one hundred (100) Class A Units issued and outstanding immediately prior to the effectiveness of the written consent of the Manager of the Company, shall be reconstituted and reclassified as one (1) Class A Units (the "Reverse Unit Split").

On April 28, 2022, the Company authorized the issuance of ninety-eight (98) Class A Units to OpenDeal Portal LLC dba "Republic" as equity compensation for the previously filed Regulation Crowdfunding offering. However, on this same date, the Manager effectuated an increase of the number of Class A Units issued to Republic from 98 to 9,800 by effectuating a 100-for-1 *forward* Unit split of such Class A Units, whereby each one (1) Class A Unit issued to Republic as of the effective date of the written consent of the Manager of the Company, shall be reconstituted and reclassified as one hundred (100) Class A Units (the "Republic Forward Unit Split").

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's issued and outstanding capitalization consists of:

Type	Class A Membership Interest
Amount Outstanding	501,700 Units of Class A Membership Interest
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Class A Units which may dilute the Class A Members
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the offering if convertible securities).	0%

Type	Class B Membership Interest
Amount Outstanding	1,000 Units of Class B Membership Interest
Voting Rights	One vote per Class B Unit
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Class B Units which may dilute the Members
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the offering if convertible securities).	100%

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's issued and outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Opulous USA, LLC	Units of Class B Membership Interest	100%

Organizational Chart


MATTHEW LEE PARSONS
42.27% ownership of DITTO MUSIC PTE. LTD.
41.93% ownership of OPULOUS GROUP LTD.
50% ownership of DITTO LTD.
LEE JAMES PARSONS
42.27% ownership of DITTO MUSIC PTE. LTD.
41.93% ownership of OPULOUS GROUP LTD.
50% ownership of DITTO LTD.
All other shareholders
16.64% ownership of OPULOUS GROUP LTD.
DITTO LTD.
UK Private Company
1.51% ownership of DITTO MUSIC PTE. LTD.
All other shareholders
13.95% ownership of DITTO MUSIC PTE. LTD.
OPULOUS GROUP LTD.
Cayman Islands exempted company
DITTO MUSIC PTE. LTD.
Singapore private company limited by shares
OPULOUS USA, LLC
Delaware LLC
100% owned by OPULOUS GROUP LTD.
MONA LISA SONG, LLC
Delaware LLC
100% of Class B Units owned by OPULOUS USA, LLC

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Mona Lisa Song, LLC is a special purpose vehicle whose primary purpose is to hold certain intellectual property rights related to the Work and generate revenue therefrom. The Company was formed in Delaware as a limited liability company on August 27, 2021.

The Company is currently a wholly owned subsidiary of Opulous USA, LLC, a Delaware limited liability company, formed on December 15, 2021.

Liquidity and Capital Resources

On November 4, 2021, the Company conducted an offering pursuant to Regulation CF and raised $491,900.

Capital Expenditures and Other Obligations

The Company's affiliate, Ditto Music entered into a certain Assignment transaction effective August 20, 2021 with GG Global Music, Inc. f/s/o Gazzy Garcia p/k/a as Lil Pump (referred to as the "Artist") and Stache Records LLC d/b/a Music Narcos (referred to as the "Producer") pertaining to a master recording embodying the musical composition titled "Mona Lisa" ("Work") and wherein Ditto was assigned fifty percent (50%) of such Work's master rights, title, and interest, along with a security interest, in the royalties arising from all digital transmission attributable to the Work in perpetuity. Additionally, Ditto Music was granted a non-exclusive, irrevocable, non-sublicensable and worldwide license to download, make digital copies of and utilize (but not modify) the Work and any digital artwork arising from the Work solely for the purpose of embedding or linking such copies to the S-NFTs.

Under that certain Novation, Ditto Music assigned to the Company all its rights and obligations under the Assignment Agreement to the Company, including the right to $573,250 (the "Novation Sum") in payment from Ditto Music to Mona Lisa Song. Notwithstanding, as a condition to the Novation, the Company shall, without unreasonable delay, transfer, ensure and procure any relevant third party to transfer or directly pay, all payments received and/or receivable by the Company, as a result of the Assignment, to the Manager or to any other third party recipient as directed by the Manager from time to time for the purposes of: (a) distributing the Proceeds Fee to the Artist and Producer; (b) distributing distributions to the Class A Members in connection with the royalties acquired under those certain Assignment and Novation agreements; (c) recouping the Advance Payment made by Ditto Music to the Artist and; and (d) defraying any relevant costs that have been otherwise agreed via the Assignment and/or the offering by the relevant parties including the Artist and Producer, the Investors and the Company. See "*BUSINESS – Intellectual Property*" for more information.

The Company does not intend to make any additional material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Class B Membership Interest	$1.00	1,000	N/A	August 27, 2021	Section 4(a)(2)
Class A Membership Interest	$100.00	501,700	N/A	December 3, 2021	Regulation Crowdfunding

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Party Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target offering Amount of this offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

The Company's affiliate, Ditto Music entered into a certain Assignment Agreement with the Artist, the Rights Holder, and the Distributor pertaining to the Work and wherein Ditto Music was assigned fifty percent (50%) of such Work's master rights, title, and interest, along with a security interest, in the royalties arising from all digital transmission attributable to the Work in perpetuity. Additionally, Ditto Music was granted a non-exclusive, irrevocable, non-sublicensable and worldwide license to download, make digital copies of and utilize (but not modify) the Work and any digital artwork arising from the Work solely for the purpose of embedding or linking such copies to the securities.

Under that certain Novation, Ditto Music assigned to the Company all its rights and obligations under the Assignment Agreement to the Company, including the right to $573,250 (the "Novation Sum") in payment from Ditto Music to Mona Lisa Song. Notwithstanding, as a condition to the Novation, the Company shall, without unreasonable delay, transfer, ensure and procure any relevant third party to transfer or directly pay, all payments received and/or receivable

by the Company, as a result of the Assignment, to the Manager or to any other third party recipient as directed by the Manager from time to time for the purposes of: (a) distributing the Proceeds Fee to the Artist and Producer; (b) distributing distributions to the Class A Members in connection with the royalties acquired under those certain Assignment and Novation agreements; (c) recouping the Advance Payment made by Ditto Music to the Artist and; and (d) defraying any relevant costs that have been otherwise agreed via the Assignment and/or the offering by the relevant parties including the Artist and Producer, the Investors and the Company. See "BUSINESS – Intellectual Property" for more information.

Conflicts of Interest

The Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securities holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.100 in the past.

Bad Actor Disclosure:

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Jay Moore
_____
(Signature)

Jay Moore
_____
(Name)

Chief Executive Officer and Manager of Issuer's Manager
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s /Jay Moore
_____
(Signature)

Jay Moore
_____
(Name)

Chief Executive Officer and Manager of Issuer's Manager
_____
(Title)

29th April, 2022
_____
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Lee James Parsons
_____
(Signature)

Lee James Parsons
_____
(Name)

Manager of Issuer's Manager
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Lee James Parsons
_____
(Signature)

Lee James Parsons
_____
(Name)

Manager of Issuer's Manager
_____
(Title)

29th April, 2022
_____
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Matthew Lee Parsons
_____
(Signature)

Matthew Lee Parsons
_____
(Name)

Manager of Issuer's Manager
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Matthew Lee Parsons
_____
(Signature)

Matthew Lee Parsons
_____
(Name)

Manager of Issuer's Manager
_____
(Title)

29th April, 2022
_____
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Jason Frazier
_____
(Signature)

Jason Frazier
_____
(Name)

Manager of Issuer's Manager
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jason Frazier
_____
(Signature)

Jason Frazier
_____
(Name)

Manager of Issuer's Manager
_____
(Title)

29th April, 2022
_____
(Date)

Exhibit A

[See attached]

MONA LISA SONG, LLC

Statement of Financial Position

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Other Current Assets	
Distribution Advance	100,000.00
Total Other Current Assets	**$100,000.00**
Total Current Assets	**$100,000.00**
Fixed Assets	
Master Copyrights	400,000.00
Publishing Copyrights	150,000.00
Total Fixed Assets	**$550,000.00**
Other Assets	
Registration Costs	23,800.00
Total Other Assets	**$23,800.00**
TOTAL ASSETS	**$673,800.00**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Class B, 1,000 units authorized, 1,000 outstanding	727,805.01
Retained Earnings	0.00
Net Income	-54,005.01
Total Equity	**$673,800.00**
TOTAL LIABILITIES AND EQUITY	**$673,800.00**

MONA LISA SONG, LLC

Statement of Operations

January - December 2021

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Featured Artist Fee	50,000.00
General business expenses	0.00
Bank fees & service charges	5.01
Total General business expenses	**5.01**
Legal & accounting services	0.00
Legal fees	4,000.00
Total Legal & accounting services	**4,000.00**
Total Expenses	**$54,005.01**
NET OPERATING INCOME	**$ -54,005.01**
NET INCOME	**$ -54,005.01**

MONA LISA SONG, LLC

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-54,005.01
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Distribution Advance	-100,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-100,000.00**
Net cash provided by operating activities	**$ -154,005.01**
INVESTING ACTIVITIES	
Master Copyrights	-400,000.00
Publishing Copyrights	-150,000.00
Registration Costs	-23,800.00
Net cash provided by investing activities	**$ -573,800.00**
FINANCING ACTIVITIES	
Class B, 1,000 units authorized, 1,000 outstanding	727,805.01
Net cash provided by financing activities	**$727,805.01**
NET CASH INCREASE FOR PERIOD	**$0.00**
CASH AT END OF PERIOD	**$0.00**